VEON Boosts Accessibility for Investors by Waiving Depositary Service Fees on American Depositary Shares Dubai and New York, April 24, 2026 – VEON Ltd. (NASDAQ: VEON), a global digital operator (the “Company” or “VEON”), announces that, effective January 1, 2026, BNY Mellon will not collect depositary service fees (“DSF”) from investors that hold VEON’s American Depositary Shares (“ADSs”). The suspension of DSF charges for investors effectively reduces the cost of ownership by USD 0.05 per ADS per year and enhances accessibility for both existing and prospective investors. "VEON’s steps to reduce the cost of ownership of ADSs and introduce a capital allocation policy that targets to return at least USD 100 million annually through share buybacks are both responses to our ongoing dialogue with investors," said Kaan Terzioglu, Chief Executive Officer of VEON. "At the same time, we continue to execute on our strategy to transform VEON into a consumer and enterprise service company with a telco license across five dynamic markets, where we see significant growth opportunities." About VEON VEON is a digital operator that provides connectivity and digital services to over 150 million connectivity customers and more than 205 million digital users. Operating across five countries that are home to more than 6% of the world’s population, VEON is transforming lives through technology- driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ. For more information, visit: https://www.veon.com. Forward-Looking Statements Disclaimer This release contains “forward-looking statements”, within the meaning of the Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements relating to statements relating to VEON’s strategic ambitions and other actions related to its American Depositary Shares. There are numerous risks, uncertainties that could cause actual results and performance to differ materially from those expressed by such statements, including risks relating to VEON’s strategic ambitions and other actions related to its American Depositary Shares, among others discussed in the section entitled “Risk Factors” in VEON’s 2025 Form 20-F filed with the SEC on March 16, 2026 and other public filings made by VEON with the SEC. The forward-looking statements contained herein speak only as of the date of this release and VEON disclaims any obligation to update them, except as required by law. Contact Information VEON media inquiries

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